UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

INNOVATIVE FOOD HOLDINGS, INC.
(Name of Issuer) COMMON STOCK

(Title of Class of Securities)

45772H202
(CUSIP Number)

DENVER J. SMITH

350 S Race Street

DENVER, CO 80209

(405) 830 - 3274

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
12/31/19
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45772H202	Page 2 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Denver J. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
765,637 shares
	8	SHARED VOTING POWER
1,347,693 shares
	9	SOLE DISPOSITIVE POWER
765,637 shares
	10	SHARED DISPOSITIVE POWER
1,347,693 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,113,330 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 3 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
CRC Founders Fund, LP 81-2726593
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
497,069 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
497,069 shares
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
497,069 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%
14		TYPE OF REPORTING PERSON
PN

CUSIP No.	45772H202	Page 4 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Donald E. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,000
	8	SHARED VOTING POWER
804,804 shares
	9	SOLE DISPOSITIVE POWER
26,000
	10	SHARED DISPOSITIVE POWER
804,804 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
830,804 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 5 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Richard G. Hill
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
39,300 shares
	8	SHARED VOTING POWER
45,820 shares
	9	SOLE DISPOSITIVE POWER
39,300 shares
	10	SHARED DISPOSITIVE POWER
45,820 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,120 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 6 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Samuel N. Jurrens
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
51,349 shares
	8	SHARED VOTING POWER
497,069 shares
	9	SOLE DISPOSITIVE POWER
51,349 shares
	10	SHARED DISPOSITIVE POWER
497,069 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
548,418 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%
14		TYPE OF REPORTING PERSON
IA, IN

CUSIP No.	45772H202	Page 7 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
73114 Investments, LLC 26-3607132
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
744,804
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
744,804
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
744,804 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 8 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Youth Properties, LLC 27-2901108
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
60,000 shares
	8	SHARED VOTING POWER
0 shares
	9	SOLE DISPOSITIVE POWER
60,000 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 9 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Paratus Capital, LLC 46-0672795
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,820 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
45,820 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,820 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
PN

EXPLANATORY NOTE

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the prior statement on Schedule 13D (the “Schedule 13D”) as filed on May 4, 2017, amended on July 19, 2017 (“Amendment No. 2”), further amended on July 27, 2017 (“Amendment No. 3”), further amended on January 2, 2018 (“Amendment No. 4”), further amended on May 24, 2018 (“Amendment No. 5”), and further amended on January 8, 2019 (“Amendment No. 6”). This amendment is being filed by (i) Denver J. Smith, (ii) CRC Founders Fund, LP (iii) Donald E. Smith, (iv) Richard G. Hill, (v) Samuel N. Jurrens, (vi) 73114 Investments, LLC, (vii) Youth Properties, LLC, and (viii) Paratus Capital, LLC who are collectively referred to as the “Reporting Persons”, related to shares of common stock of Innovative Food Holdings, Inc., a Florida Corporation (the “Issuer”), whose principal executive offices are located at 26411 Race Track Rd, Bonita Springs, FL 34135. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged in all material respects. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

This Amendment No. 7 is being filed to update the Reporting Persons beneficial ownership in securities of the Issuer.

Item 1.	Security and Issuer.

There are no amendments to Item 1 of the Schedule 13D pursuant to this Amendment No. 7.

Item 2.	Identity and Background.

Only section (b) of Item 2 shall be amended to reflect the following updated business addresses: The new business address for both Denver J. Smith and Paratus Capital, LLC is 350 S Race Street, Denver, CO 80209. The new business address for the CRC Founders Fund, LP is 1040 S Gaylord Street, Suite 25, Denver, CO, 80209. There are no additional amendments to Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no amendments to Item 3 of the Schedule 13D pursuant to this Amendment No. 7.

Item 4.	Purpose of Transaction.

There are no amendments to Item 4 of the Schedule 13D pursuant to this Amendment No. 7.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)	Please reference pages 2 through 9 of this filing for this information as it pertains to individuals that are part of the filing group. The Reporting Persons, acting collectively as a group, have beneficial ownership of 2,229,979 shares, or 6.5% of the common shares outstanding of the Issuer based on 34,206,091 shares outstanding as given on the first page of the most recently filed 10-Q.

(b)	Please reference pages 2 through 9 of this filing for this information.

(c)	A list of all transactions in shares of the issuer over the past 60 days has been attached to this Amendment No.7 as Exhibit A.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.	Material to be Filed as Exhibits

The following has been attached: Exhibit A is a list of all transactions in the Issuer’s securities over the last 60 days made by the Reporting persons.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: Jan 9, 2020	/s/ Richard G. Hill
Richard G. Hill

Dated: Jan 9, 2020	/s/ Samuel N. Jurrens
Samuel N. Jurrens

Dated: Jan 9, 2020	/s/ Donald E. Smith
Donald E. Smith

Dated: Jan 9, 2020	/s/ Denver J. Smith
Denver J. Smith

Dated: Jan 9, 2020	Paratus Capital, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Strategy Officer

Dated: Jan 9, 2020	73114 Investments, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Investment Officer

Dated: Jan 9, 2020	Youth Properties, LLC

	By:	/s/ Donald E. Smith
Name: Donald E. Smith
Title: Chief Executive Officer

Dated: Jan 9, 2020	CRC Founders Fund, LP

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Lead Manager

EXHIBIT A

Transactions In Shares Of The Issuer Within The Last 60 Days

Group Member	Action	Date	Quantity	Avg. Price Per Share
CRC Founders Fund, LP	Open Market Purchase	11-13-2019	8,304	$0.50
CRC Founders Fund, LP	Open Market Purchase	12-16-2019	14,900	$0.45
CRC Founders Fund, LP	Open Market Purchase	12-26-2019	10,000	$0.43